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                                                                    EXHIBIT 99.1

                                  PRESS RELEASE
                             No.T el.58/PR110/UHI/03

BANDUNG, 31 JANUARI, 2003, With reference to several rumors and articles in today's media, we hereby inform that the Company is currently in the process of preparing it's 2002 Year End Financial Statements Result. Therefore, we cannot provide any confirmation with regard to any figure or numbers that has been publicized in the media.



/s/ Setiawan Sulistyono
-----------------------
SETIAWAN SULISTYONO
HEAD OF INVESTOR RELATIONS UNIT

For further information please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.

BANDUNG:                                         JAKARTA:
PHONE: 62-22-4527337                             PHONE: 62-21-5215109
FAX: 62-22-7104743                               FAX: 62-21-5220500

E-mail: investor@telkom.co.id
Website: www.telkom.co.id